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December 7, 2015

VIA EDGAR

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549	File No. 048623-0014

Re:	Puma Biotechnology, Inc.

PRER14A filed December 4, 2015

File No. 001-35703

Dear Ms. Chalk:

This letter is furnished on behalf of Puma Biotechnology, Inc. (the “Company”) and sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s PRER14A filed on December 4, 2015, contained in your letter dated December 4, 2015.

For convenience of reference, the comments contained in your December 4, 2015 letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in the letter, and is followed by the response of the Company. Contemporaneous with this submission, the Company is filing a second amended preliminary consent revocation statement (“Second Amended Preliminary Consent Revocation Statement”) reflecting the responses of the Company below.

PRER14A

Reasons to Reject the Eshelman Consent Proposal, page 2

1.	We note your response to our prior comment 1. Please revise your disclosure to provide stock ownership figures for each of the Company’s directors, not just the independent director with the largest ownership interest.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 3 of the Second Amended Preliminary Consent Revocation Statement accordingly.

December 7, 2015

2.	Please revise your characterization as to the background of the Eshelman nominees to state it as a belief or opinion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Second Amended Preliminary Consent Revocation Statement accordingly.

3.	We note your disclosure in the final bullet of this section in response to prior comment 15. As requested in our prior comment, please provide additional information about the investors you cite and identify the beneficial ownership held by such parties.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Second Amended Preliminary Consent Revocation Statement accordingly. In addition, the Company believes that the identification of such investors is not material to other stockholders, but that it is important to inform the Company’s stockholders that the Company has received support from several significant investors.

4.	We note your response to prior comment 8. Please revise your disclosure to explain why the addition of new directors would “inherently disrupt [the Company’s] existing processes and likely delay its current plans.”

Response: The Company respectfully acknowledges the Staff’s comment and has removed the sentence from page 4 of the Second Amended Preliminary Consent Revocation Statement.

* * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

December 7, 2015

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (714) 755-8181.

Sincerely,

/s/ Shayne Kennedy
Shayne Kennedy of LATHAM & WATKINS LLP

cc:	Alan H. Auerbach, Puma Biotechnology, Inc.

Charles K. Ruck, Esq.